

Mail Stop 3030

December 17, 2009

Via U S Mail and FAX [86-756-3392251]

Mr. Yeh, Nan-Horng
Chief Executive Officer
Actions Semiconductor Co., Ltd.
15-1, No. 1, HIT Road
Tangjia, Zhuhai, Guandong, 519085
The People's Republic of China

> **Re: Actions Semiconductor Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed on April 17, 2009**
> **File No. 000-51604**

Dear Mr. Yeh:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Financial Statements, beginning on page F-1

Consolidated Statements of Cash Flows, page F-7

1.   We note the significance of held-to-maturity securities to your assets and disclosure on page 43 of MD&A that those investments have maturities of between three and twelve months. Accordingly, tell us how you considered the guidance from FASB ASC 320-10-45-11 and -12 in concluding that it is appropriate to present cash flows from these investments on a net basis.

Note 3, Marketable Securities and Trading Securities, page F-17

2.   Please tell us and in future filings provide a description of the primary components of the held-to-maturity securities. In that regard, please clarify the nature of the "trust financial products" referred to on page 43 of MD&A. Please also ensure that the description of the nature of the held-to-maturity investments is sufficient for an understanding of the basis for the disclosure under Note 2 (page F-15) that the carrying amount of the investments approximates cost because of short-term maturities.

3.   You disclose that the aggregate fair value of held-to-maturity securities approximates the carrying amount at the balance sheet dates. In future filings please revise this disclosure to better conform to the guidance from FASB ASC 320-10-50-5. In that regard, future disclosure should address gross unrealized gains and gross unrealized losses. Please tell us the amounts of offsetting unrealized gains and losses as of December 31, 2008, as applicable.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant